
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                           (Name of Subject Company)
                             DESI ACQUISITION, INC.
                               BOWNE & CO., INC.
                                   (Bidders)
                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   25786M108
                     (CUSIP Number of Class of Securities)
                               DENISE K. FLETCHER
                            CHIEF FINANCIAL OFFICER
                               BOWNE & CO., INC.
                               345 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                           TELEPHONE: (212) 924-5500
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:

                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
                            ------------------------
PURSUANT TO GENERAL INSTRUCTION E OF SCHEDULE 14D-1, THIS FINAL AMENDMENT TO
SCHEDULE 14D-1 CONSTITUTES AMENDMENT NO. 2 TO THE SCHEDULE 13D PREVIOUSLY FILED
BY DESI ACQUISITION, INC. AND BOWNE & CO., INC. ON JUNE 8, 1998.
                            ------------------------
AMOUNT PREVIOUSLY PAID: $23,051
FORM OR REGISTRATION NO.: SCHEDULE 14D-1
FILING PARTY: BOWNE & CO., INC. AND DESI ACQUISITION, INC.
DATE FILED: JUNE 3, 1998

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   CUSIP No. 25786M108

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
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  1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS BOWNE & CO., INC.
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCE OF FUNDS
           WC, BK
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Indirectly through a wholly owned subsidiary: 4,920,240*
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
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  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           98.2*
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  10       TYPE OF REPORTING PERSON
           CO
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

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* Shares owned as of the date of the reportable event, July 1, 1998.

   CUSIP No. 25786M108

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS
           DESI ACQUISITION, INC.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a) [ ]
                                                    (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,920,240*
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           98.2*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

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* Shares owned as of the date of the reportable event, July 1, 1998.

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on June 3, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by DESI Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Bowne & Co., Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Donnelley Enterprise Solutions Incorporated, a Delaware corporation (the "Company"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of June 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROSPECTS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On July 7, 1998, the Parent announced that it had merged the Purchaser with and into the Company with the Company continuing as the surviving corporation after the Merger and that the Merger became effective at 9 a.m., New York City time, on Monday, July 6, 1998. Because the Purchaser had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or the Company or any direct or indirect subsidiary of the Parent, the Purchaser or the Company, and Shares owned by stockholders choosing to dissent and demand appraisal of their Shares) was converted into the right to receive $21.00 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in Exhibit
(a)(11) and is incorporated herein by reference.

     On July 7, 1998, the Parent requested that the Shares no longer be quoted on NASDAQ. The Parent expects that registration of the Shares under the Exchange Act will be terminated.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Pursuant to the Offer, which expired at 12:01 a.m., New York City time, on Wednesday, July 1, 1998, the Purchaser ultimately acquired 4,920,240 Shares (or approximately 98.2% of the issued and outstanding Shares).

     The information provided in the Final Amendment under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          (a)(11)  Press Release issued by the Parent on July 7, 1998.

                                        1
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BOWNE & CO., INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

                                          DESI ACQUISITION, INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

Date: July 7, 1998

                                        2
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                                 EXHIBIT INDEX

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
 EXHIBIT                                                                 PAGE
   NO.                             DESCRIPTION                           NO.
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
11(a)(11)  Press release issued by the Parent on July 7, 1998..........
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